2101 91St Street North Bergen, NJ 07047	Telephone: 201-868-5959 www.vitaminshoppe.com

September 13, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom, Assistant Director

Re:	Vitamin Shoppe, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed February 28, 2012

Definitive Proxy Statement filed on Schedule 14A

Filed April 12, 2012

File No. 1-34507

Dear Ladies and Gentlemen:

This letter is our response to the letter, dated August 31, 2012 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to Vitamin Shoppe, Inc.’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and Definitive Proxy Statement filed on Schedule 14A on April 12, 2012 (the “Proxy Statement”)

For your convenience, the text of the Staff’s comment is set forth in bold followed by the Company’s response. The headings and numbered responses below correspond to the headings and numbered comments in the Comment Letter.

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion and Analysis, page 30

Annual Bonus, page 35

1. We note your response to comment 6 in our letter dated August 2, 2012 and your statements that disclosure of individual executive objectives is not material to a shareholder’s understanding of how executives are awarded annual bonuses and that disclosure of the objectives information would result in competitive harm to your company. In addition, we note your statement that “the process of determining the remaining portion of the bonus opportunity may involve the exercise of the Compensation Committee’s discretion.” Please provide us with additional and expanded analysis of why you believe the executive objectives are not material. In this regard we note that the fact that 25% of the bonus is based on such objectives does not indicate that they are per se immaterial regardless of whether such portion of the bonus is subject to the prior achievement of another goal. Your expanded analysis also should discuss in greater detail the extent to which any “single individual objective…is determinative” in awarding bonuses and the discretion of the compensation committee in awarding bonuses. In addition, Instruction 4 to Item 402(b) of Regulation S-K provides that the company need not disclose the performance goals if such disclosure would result in competitive harm to the company. Instruction 4 further provides that the standard used in determining whether disclosure would cause competitive harm is the same standard applicable to requests for confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2. Please present a comprehensive analysis supporting your conclusion that the disclosure of this information would cause competitive harm pursuant to such standard. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website. Additionally, please provide us with proposed disclosure regarding how difficult it will be for the executive or how likely it will be for your company to achieve the undisclosed targets or goals, per Instruction 4.

Response 1. As indicated in our response to comment six in the Staff’s letter dated August 2, 2012, we do not believe that additional detail regarding the individual objectives is material to an understanding of our annual bonuses. There are no formulaic connections among any one objective, a targeted amount and any compensation outcome. Accordingly, detail regarding the individual objectives and the actual outcome would not permit a shareholder to derive a compensation outcome or even a range of outcomes. If individual objectives were disclosed, it may erroneously imply that the determination is a simple mathematical exercise and be misleading. Additionally, no single individual objective considered for each named executive officer is dispositive of such named executive officer’s MIP bonus award. Consequently, a named executive officer may receive a bonus if some, but not all, individual objectives are achieved and a failure to fully achieve one or more individual objectives would not necessarily preclude a named executive officer from earning a bonus. Likewise, the Company’s Compensation Committee (the “Compensation Committee”) has retained the discretion to award lesser amounts to individual executives, as described on page 35 of the Proxy Statement.

However, in the interest of providing more complete disclosure, below please find revised disclosure relating to the individual objectives. Revised disclosure will be included in future filings with the Commission. Please note that, although this language discusses the individual objectives for 2011, because different objectives may be employed in future years and the Company is actively engaged in a continuing effort to refine and improve its compensation disclosure and practices, the actual language used in future filings may not compare precisely with the language set forth below.

“Individual Objectives

The individual component of the bonus is customized to each individual’s position at the Company. Effective for fiscal 2007 through fiscal 2011 the MIP provides that if our Company does not achieve the minimum level of its Company performance objective, individual performance bonuses will not be paid. The individual objectives for fiscal 2011 for Mr. Truesdale included ongoing execution of the Company’s strategic growth plan, guiding our brand message across our organization and through the customer experience, achieving specific milestones against our leadership development and succession plan, and delivering Company productivity and performance. The individual objectives for fiscal 2011 for the other named executive officers included implementing strategic initiatives specific to their businesses, goals related to new business development, channel productivity enhancements, brand identity expression, product development and merchandising strategies, financial and productivity initiatives, and personnel talent and organizational development.”

2. Your present disclosure states that the compensation committee has the “discretion to award lesser amounts to individual executives based upon performance and the recommendation of the Chief Executive Officer.” Please disclose whether the compensation committee exercised such discretion, and state whether it applied to one or more specified named executive officers. See Regulation S-K Item 402(b)(2)(vi). Please also supplementally confirm that in the future you will disclose when the committee exercises such discretion.

Response 2. The Compensation Committee did not exercise its discretion to award lesser amounts to individual named executive officers.

Revised disclosure will be included in future filings with the Commission when the Compensation Committee exercises such discretion.

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On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at 201-624-3431 (or by facsimile at 201-624-3824.

Very truly yours,

Vitamin Shoppe, Inc.

/s/ Brenda Galgano
Name: Brenda Galgano
Title: Chief Financial Officer